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Huntsman International LLC
500 Huntsman Way
Salt Lake City, UT 84108

July 26, 2005

VIA EDGAR

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Corporation Finance

  Re:
  Huntsman International LLC
  Registration Statement on Form S-4
  File Nos. 333-125652 and 333-125652-01 to 11

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Huntsman International LLC and its subsidiaries, Eurofuels LLC, Eurostar Industries LLC, Huntsman EA Holdings LLC, Huntsman Ethyleneamines Ltd., Huntsman International Financial LLC, Huntsman International Fuels, L.P., Huntsman Propylene Oxide Holdings LLC, Huntsman Propylene Oxide Ltd., Huntsman Texas Holdings LLC, Tioxide Americas Inc., Tioxide Group (collectively, the "Registrants"), hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern time, on Thursday, July 28, 2005, or as soon thereafter as practicable.

        In connection with this acceleration request, the Registrants acknowledge the following:

        The disclosure in the filing is the responsibility of the Registrants. The Registrants acknowledge that comment by the staff of the United States Securities Exchange Commission (the "Commission") or changes in response to staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Registrants also represent to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrants represent that they will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Registrants further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

[signature page follows]

                      Very truly yours,

                      Huntsman International LLC
                      Eurofuels LLC
                      Eurostar Industries LLC
                      Huntsman EA Holdings LLC
                      Huntsman Ethyleneamines Ltd.
                      Huntsman International Financial LLC
                      Huntsman International Fuels, L.P.
                      Huntsman Propylene Oxide Holdings LLC
                      Huntsman Propylene Oxide Ltd.
                      Huntsman Texas Holdings LLC
                      Tioxide Americas Inc.

By:	/s/ Samuel D. Scruggs Samuel D. Scruggs Authorized Officer

                      Tioxide Group

By:	/s/ J. Kimo Esplin J. Kimo Esplin Authorized Officer

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Huntsman International LLC 500 Huntsman Way Salt Lake City, UT 84108